Radius Global Infrastructure, Inc.

660 Madison Avenue, Suite 1435

New York, New York 10065

June 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Austin Appleby

Re:	Radius Global Infrastructure, Inc. Registration Statement on Form S-1 File No. 333-256968 Request for Acceleration

Dear Mr. Appleby:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Radius Global Infrastructure, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on June 18, 2021, at 4:01 p.m. Eastern Time, or as soon thereafter as is practicable.

Please direct any questions or comments concerning this request to Nick Hoover of Hogan Lovells US LLP at (410) 659-2790, and once the Registration Statement has been declared effective, please notify Mr. Hoover by calling him at the same phone number.

Very truly yours,

Radius Global Infrastructure, Inc.

/s/ Andrew Rosenstein
By:	Andrew Rosenstein
Title:	Vice President and Deputy General Counsel